Filed by SafeNet, Inc.
Subject Company: Rainbow Technologies, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
File No. 0-20634

     The following is a transcript of a presentation that has been posted on SafeNet, Inc.’s corporate website.

Cautionary Statement Regarding Forward-Looking Statements
 Statements contained in this document that are not historical facts could be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management’s current expectations and beliefs, are not guarantees of future performance and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements, including, among others: the risk that the SafeNet and Rainbow businesses will not be integrated successfully; costs related to the proposed merger; the risk that SafeNet and Rainbow will fail to obtain the required stockholder approvals; the risk that the transaction will not close; the risk that the businesses of the companies will suffer due to uncertainty; and other economic, business, competitive, and/or regulatory factors affecting the SafeNet and Rainbow businesses generally, including those set forth in their filings with the Securities and Exchange Commission, including each of Rainbow’s and SafeNet’s Annual Reports on Form 10-K for the fiscal year ended December 31. 2002, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, SafeNet’s and Rainbow’s results could differ materially from SafeNet’s and Rainbow’s expectations in these statements. SafeNet and Rainbow assume no obligation and do not intend to update or alter these forward-looking statements, whether as a result of new information, future events, or otherwise.

Where You Can Find Additional Information
 SafeNet and Rainbow intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the transaction described in this document. The joint proxy statement/prospectus will be mailed to the stockholders of SafeNet and Rainbow. Investors and security holders of SafeNet and Rainbow are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about SafeNet, Rainbow and the transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by SafeNet or Rainbow with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by SafeNet by contacting Michelle Layne, SafeNet Investor Relations, 8029 Corporate Drive, Baltimore, Maryland 21236, (410) 933-5895. Investors and security holders may obtain free copies of the documents filed with the SEC by Rainbow by contacting Rainbow Investor Relations, 50 Technology Drive, Irvine, California 92718 (949) 450-7377. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision.

CORPORATE PARTICIPANTS

Anthony Caputo
Chairman, and CEO — SafeNet Inc.

Walter Straub
Chairman, President, and CEO — Rainbow Technologies

Carole Argo
Senior VP, Chief Financial Officer — SafeNet Inc.

PRESENTATION

Anthony Caputo - Chairman, and CEO — SafeNet Inc.

We are here in San Diego today presenting at the AEA Classic and our presentation today will be a discussion of the combination of SafeNet and Rainbow Technologies. With me today is Walt Straub, CEO of Rainbow, and also Carole Argo, CFO of SafeNet and then joining us also will be Rainbow’s CFO, Patrick Fevery.

This presentation is covered under safe harbor, and to get started, I’d like to point out first of all that both SafeNet and Rainbow are encryption experts with 20 year histories focused on providing leading solutions to protect information networks with high assurance security solutions. Both SafeNet and Rainbow are strong stand-alone entities that have decided to come together. Both companies are growing, profitable, and cash generating.

Each founded about 20 years ago and importantly have similar areas of customer focus. Both companies focus on government, the market segment for both companies, 65% of Rainbow’s business comes from the government, about 50% of SafeNet’s comes from the government. Both companies also focus on financial institutions, and then, a third category of customers, original equipment manufacturers. In the case of SafeNet, the customers in that category are networking, semiconductor and information security companies, and in the case of Rainbow, the customers are independent software vendors.

The transaction that was announced on October 22 is a merger where the consideration is .374 SafeNet shares for each Rainbow share, resulting in the ownership of 57% of existing SafeNet shareholders, and 43% to Rainbow shareholders. SafeNet will be issuing 11.1 million shares, and this transaction will be immediately accretive upon closing, prior to any synergy that may occur from the transaction.

Upon closing, Walt Straub and Arthur Money, both Rainbow directors, are joining the SafeNet board of directors. The closing is subject to shareholder approval and we expect that to occur in Q1 2004, early in the quarter if there is no SEC review, mid quarter if there is an SEC review.

The reasons for this transaction are shown on this slide, strategic rationale. This is a growth-oriented step on the part of both companies. We see the opportunity to create a leading and hopefully the leading provider of encryption-based security products to the U.S. government. Both companies today have strong positioning in providing encryption appliances to the government and importantly, there is no overlap of the product offerings of the two companies.

The Rainbow products protect top-secret government information and the SafeNet products protect the sensitive, but non-secret government information. Our intention is to combine these offerings into the only system on the market that will protect all of the government’s encryption requirements. In addition, this transaction will add several new high growth areas to the SafeNet offering, specifically a SSL VPN appliance that Rainbow has invested in and is now ready for broad marketing, as well as the Rainbow industry leading USB token.

Both of these product offerings will be added to SafeNet’s existing product system. Then the third growth area is in the market segment where encryption technology is used to protect access to information; it is know as digital rights management. Rainbow has a very significant existing business, which through some steps already taken by Rainbow management and through the combination of this business with SafeNet’s wireless initiative, cell phone initiative, leveraged around our of our relationship with Texas Instruments, we think can be a high growth, high profit business going forward.

To accomplish the growth that I just talked about, we will use the existing SafeNet organization structure and distribution platform, which has resulted in high growth and high profitability, and over the years as SafeNet has expanded and the combination of these new growth areas and the highly leverageable SafeNet distribution platform, we believe will allow us to continue to grow the company very rapidly, and also to continue to expand on our proven financial track record.

A bit of introduction on the product offerings of both companies; the Rainbow offerings are provided in two divisions at Rainbow. The Secure Communications division is the division that targets government customers and it provides top-secret encryption appliances to protect satellite communication, voice communication and data communication. That business is 55% of Rainbow’s total business. It’s growing rapidly.

So far this year, it has 21% growth. It has very, very nice operating margins. About 17% currently, and that is despite the fact that there’s some significant new R&D investment going on for upcoming major projects. Without that investment it has turned in operating margins in the 20’s, historically.

Beyond that is the other portion of the Rainbow business. eSecurity is a commercially focused division, which provides encryption technology to certain segments. The largest portion and the most exciting portion of the Rainbow eSecurity business is a software anti-piracy protection business marketed under the brand name Sentinel. That currently is a $40 million product line with gross margins in excess of 70%.

We see that business growing very rapidly over the next couple of years as a result of steps that Walt and his team have already taken at Rainbow which he will describe to you in a couple of minutes, including an exciting new product and an exciting new OEM relationship, as well as a combination of that business with SafeNet’s Texas Instruments wireless relationship.

The SafeNet business model is one that looks at the market segmented into four segments, consumers, small-medium enterprises, large enterprises, and at the top of the pyramid, government and financial institutions. We market to this group of customers through two divisions. Our Enterprise Security Division, which sells only to government and financial institutions, provides very strong security products as well as expertise that are necessary in the view of those customers to be able to implement those systems securely.

And then, and a core distinction of SafeNet is that we believe that customers in the consumer segment, the SOHO segment, and much of the large enterprise segment are increasingly saying that they don’t really want to buy separate, stand alone security products. Rather, they want security to be embedded into the high-speed communications products that they purchase. Into their computers, the operating systems, the application software, the routers and even the cell phones.

To accomplish that we’ve invested in and have been marketing products with the major players for quite a while. They take our technology, embed it into theirs, and then deliver to their customers.

From a SafeNet business model point of view, we are able to leverage the distribution structure that these companies have in order to at least profitably reach all segments of the market. The Rainbow products we think fit perfectly into this distribution model, with the government product and the SSL appliance fitting into the Enterprise product offering and being sold to the top of the pyramid customers. And the Sentinel products being OEM sales, using existing SafeNet distribution channels.

So to go a little deeper and explain the growth story here, I’ll focus first on the Enterprise Security Division and then Walt Straub will focus on the Embedded Security Division. We’re blessed with, in enterprise, a list of government and financial customers that really are the who’s who of those two categories. And as a result, we are almost always selling to business partners rather than knocking on the door as outsiders.

We’ll take that strong position and also some other wonderful things that are occurring from our point of view, specifically strong spending on security in the government, which, in the years 2002 to 2008, is growing at a compounded annual growth rate of about 15%, according to Input market research. And then there is a new program that is just launching in the government called the Cryptographic Modernization Program.

Its goal is to upgrade the entire install base of top-secret government encryption appliances. That’s a very large install base. It’s about 400,000 appliances to be upgraded. Rainbow over the years has shipped about 25% of that install base, or about 100,000 appliances. The purpose of this program is to have new products in place to support modern networks like the Internet and to upgrade the encryption algorithms in the program.

Both SafeNet and Rainbow have already been funded by the government for over a year to produce parts of the technology that will be needed in this new program, which is in addition to the existing government spending taking place. SafeNet was funded to produce chips, high security chips for the Internet using the governments top secret algorithms, as well as software doing the same thing. And Rainbow has been funded by the government to produce appliance design for that application.

Obviously all these things have to come together in order to serve the customers’ needs, and that’s one of our goals in this transaction. So let me show you how we intend to address the market. Starting at day one means immediately upon closing, our goal will be to integrate the SafeNet products which you see on this next slide, the products that protect sensitive but unclassified information on both the private networks that the government runs as well as the public network that the government runs.

Private networks that connect government agencies to its various locations, public networks that communicate to the constituent; the IRS constituents. The IRS is a big SafeNet customer. The constituents in the case of the IRS are auditors who are accessing tax records at headquarters while they travel around over Internet protocol networks. So this is a very successful system that SafeNet has put together through it’s own product development, as well as through the acquisition of Cylink Corporation, which brought the private network people.

Once we put those products together, the power of the offering was proven by the fact that the Cylink product, which, prior to the integration had been declining, are now going back up. The revenue lines are increasing. The reason for that is this system solves more of a customers’ problem than individual pieces, piece products or point products installed for them.

The system lowers the total cost of ownership, there’s only one management platform and only one staff managing the system, and it also improves security because the customer can define and implement security policies once at the common management platform, and be sure that those policies have disseminated throughout the entire platform.

So, low cost stronger security has led to the high adoption rate for the SafeEnterprise Security System. And it’s this thought, which is the model in our mind for going forward in terms of how we will integrate the Rainbow product and make them even more attractive to the customer than they already are. The Rainbow top-secret products as you remember protect satellite transmission, data transmissions and voice transmissions.They will all be integrated in a very short period of time, months, into the SafeEnterprise Security System. And therefore, as a result, we will quickly, meaning by the middle of 2004, be selling the only encryption system on the market to protect the government’s top-secret networks as well as their sensitive but unclassified networks.

Rainbow’s competitors are a series of defense contractors; General Dynamics, L3 Communications, and several others. SafeNet’s competitors are networking and information security companies that many of our public investors already know. We believe that none of those companies, none of the companies in either group will be able to do what we are going to be able to do in just a few months.

We’ve seen over the years that it’s been difficult for the defense contractors to enter the commercial market. One of them has tried several times and failed each time because their mentality is cost plus, and therefore they’re not able to bring to market the commercial products needed. We predict it will be very difficult for SafeNet’s traditional commercial competitors to do what we are doing, since they do not have the combination that Rainbow and SafeNet has; a staff of about 175 top-secret trained and security-cleared engineers, which is necessary in order to operate in the top-secret market.

And therefore, we have a very important competitive differentiator and a long-term sensible position from the government. Therefore, we are very excited about it. Now I also mentioned the new Cryptographic Modernization Program, which will occur and become significant after we have these products on the market. When crypto modernization hits, we intend to bring to market products, shown here on the lower right of this slide, which have top-secret security levels and which work on the public network.

That’s why the government funded both our companies to do this, and we believe that by bringing these companies together we will very quickly hit the market with appliances that meet the government’s needs. And therefore, be able to take the large share of the Cryptographic Modernization Program. That will be in addition to what we will always be doing in the government sense.

We have a case study, which in our mind is an existence proof of the fact that government customers need and want to buy products of both types. And that case study is in the Department of Homeland Security which is already a very large SafeNet customer. They will be a minimum 10% customer this year. They are buying SafeNet products to protect the networks that they’re putting in place to link the headquarters of Department of Homeland Security, to it’s various agencies, like the Coast Guard, the Customs Department, Transportation Security Agency, et cetera.

At the same time Homeland Security is today buying from Rainbow top-secret communication products to connect the headquarters of Homeland Security to each of the state capitals. It’s the beginning of what we think will be a major trend taking place. We believe all national security related government agencies require both types of networks. Examples of national security related agencies or, well, the defense agencies, are the intelligence agencies, State Department, Customs, Homeland Security, as well as the law enforcement agencies, the FBI, Secret Service. So a very large portion of government spending requires both, and we intend to take the leading share, believe we can take the leading share in this market.

There are, as I mentioned earlier, other growth opportunities that will come as a result of this combination, and they are in the VPN space where we will now be able to bring to market an SSL VPN appliance. And that’s an area that is predicted to have very high growth according to Infonetics Research in the period of 2002 to 2006, a compound annual growth rate of 128%, as well USB token opportunity which is growing at about 100% also during those periods of time according to the slide you see.

The basic thought here is the VPN market is going to continue to grow quickly, we have a strong position, we can strengthen the position through the addition of the SSL product. In addition, as remote access to computer systems grows and it will continue to grow because there’s a large increase in the number of mobile marketers, SafeNet’s going to be in a position to take a larger portion of the overall spending in this area.

And we will do that in a similar way to the one I showed you in the government. This is the SafeEnterprise Security System that is sold to commercial customers and we will be quickly adding the SSL VPN product as well as the tokens for that system. Again, ending up with much stronger security and much lower cost. So in summary, in our enterprise business, the growth drivers are that we will be the only company which in the government can offer both top-secret and sensitive but unclassified products in one common system.

And then in general, in both government and commercial markets, we will have on market the most comprehensive product portfolio that any single vendor has in the encryption technology space. The result of these two things from our customers’ point of view is lower total cost of ownership and stronger security. Those are the things that drive customer purchases.

I’d like to introduce now Walter Straub, Chairman and CEO of Rainbow Technologies, to talk about how this combination will benefit us in the embedded security area or OEM area, Walt?

Walter Straub - Chairman, President, and CEO — Rainbow Technologies

Thank you, Tony. If we look at the embedded and OEM area, both companies in the enterprise area are blessed with some very prestigious customers; from the network infrastructure, to wireless, to software. If we look at the products, of course we have hardware solutions in the form of chip sets and boards. In the software area we have VPN client software and we have embedded cryptographic software. And a recent acquisition by SafeNet of SSH will result in additional VPN software toolkits and content inspection software.

As Tony mentioned, we have customers who are semiconductor manufacturers who have licensed our encryption technology in the embedded IP area. Adding the Rainbow set of hardware solutions we have the software anti-piracy areas, all the Sentinel product lines. And the CrytoSwift SSL accelerator bores the chips, which were introduced about five years ago and had evolved today into a strong set of appliance products.

In the software area, we have software products for software piracy, software only products. So this really adds to our full set of embedded OEM and ISV products. A little bit of background about the Sentinel. The Sentinel as Tony mentioned is about a $40 million business. The products are sold to ISV and software publishers all over the world. About half of our revenue is international. Approximately 4,000 customers worldwide use this to protect software. They typically sell or retail for more than $500 in the U.S. and over $100 international. And according to IDC, Rainbow has about 41% market share, or is the number one supplier of this product.

Strong gross margins for this product, and I’ll look a little bit into how this evolved over time. The product, the token hardware software product was introduced about 20 years ago, and are targeted towards high end software publishers, as we migrated up to the newer opportunities that we introduced a software only product for the license management for software distribution over the Internet. A larger market opportunity, lower cost per unit protected, as we migrated from hardware to software.

And this quarter we will announce a very important relationship with a top software publisher where we will introduce an appliance product for software digital rights management. In other words, where the content of a product, the content of software, whether it’s a word processing document, an excel presentation, or any kind of document will have certain rights assigned to it. Rights that you as the enterprise user can specify documents and copy, can be forwarded, cannot be printed. These kinds of rights to the document introduced.

So really protecting the intellectual property of the enterprise. And this will be announced this quarter in partnership with a major software publisher to be shipped first quarter of 2004. Where this is taking us of course is into the area of our digital rights management at the wireless level. SafeNet has previously announced in a relationship with TI where they’ve licensed their IT, their cryptographic IP into the TI chipset for wireless opportunities.

And of course, TI is selling that chipset to Nokia, SafeNet will receive royalty revenues I believe starting in the first quarter of next year. Our goal of course is to take the Rainbow IP, and combine this with this IP chipset to allow people like Nokia and other service providers to add other features, to really add value to the customer. And we’ll use our software technologies to support e-commerce, digital rights management, and other kinds of security protocols.

So this is part of our long-term vision to support the OEM wireless opportunities. I’d like to introduce Carole Argo, CFO of SafeNet.

Carole Argo - CFO, Senior VP, Secretary, Treasurer — SafeNet Inc.

SafeNet has a proven financial track record, we’ve had strong sequential quarterly revenue growth, and nine of the quarters we’ve met and exceeded our estimates out there. We have consistently strong gross margins and a history of generating cash from operations. If we look at revenue growth for the last 10 quarters, the compound quarterly growth rate is 21%.

We announced our earnings on the 22nd for the third quarter, and our revenues were $17.6 million, so it’s a 100% increase over the prior year; this includes the Cylink acquisition. And on a sequential basis, 14% growth and that is even with our major customer going from a 21% customer in the second quarter to less than a 10% customer in the third quarter. There has been strong growth in the other areas of the business, a lot of this growth as of 14% on a sequential basis.

Our gross margins remain strong at 77%, operating margins at 22%; we’re looking at pro forma which is non-GAAP, which is excluding the acquisition related charges and the fully taxed rate of 35%, 20 cents during the quarter. And we also announced a few milestones from primarily product launches, new product capability and new customer partnering during the quarter.

Rainbow also announced their third quarter results that same evening and their revenues were $35.4 billion, that’s 17% year over year increase. If you look at Rainbow, they really have two different divisions. As Tony mentioned, Secure Communications, which we have two-thirds of the revenue, that’s from 21% year over year, eSecurity which is the remaining third of the business and 10% year over year.

Gross margins for Secure Communications, which is again, the government business, is 22%. And this is where you have to be aware that Secure Communications group reports as government under government contract accounting. So a lot of their costs associated to running the business, sales and marketing, G&A are included in the gross margin number.

And as you can see, there’s generally a small spread in past years, it’s been a smaller spread between the six points, between operating margins and gross margins here. And that’s primarily because Secure Communications is doing a lot of unfunded investments related to the Crypto Modernization Program. So they’re investing more in that division.

So, 68% in operating margins and eSecurity at 3%, resulting in EPS reported at 10 cents, which is an increase over second quarter of seven cents, and the outlook the company gave during the call was favorable for both divisions going forth.

This is an illustration that talks about what the combined organization may look like looking at consensus numbers that are public without updating guidance at this point in time because of the registration period the company is in due to the merger.

Essentially, if you take consensus numbers that are affected with Rainbow and with SafeNet, the combined company would be $241 million. It does include $5 million related to an acquisition that would close sometime this quarter, the SSH acquisition. If you look at consensus numbers, SafeNet for next year’s statement stand alone, it’s 93 cents including six cents for our SSH acquisition which is a full year affect of SSH.

And of course these numbers are all based on a full year impact. So they’ll adjust, of course depending on when the acquisition closes. Then if you’ve looked at Rainbow’s earnings — consensus earnings for 2004, and you took us back on SafeNet’s numbers which was 17 cents as is SafeNet’s EPS for 2004. And synergies, the company has communicated for 2004 related to this transaction which we felt extremely confident that there’s mostly corporate overhead type structures — there’s a $4-6 million range.

That $4-6 million range resulted in about 10 to 15% at EPS for 2004. So if you add up all these items, including SSH, it comes to an EPS range of $1.20 to $1.25. That’s based on a fully diluted share count of $25,700,000, based on consensus numbers that are currently out there for SafeNet for 2003 at 75 cents. That’s over 50% increase in EPS improvement. I want to mention pro forma cash with combined companies of $185 million at the end of the year.

What I’d like to do is just talk about the growth of the combined companies or for SafeNet excluding the Rainbow merger. In yellow, just take SafeNet on a stand-alone basis. The assumption here is that after an acquisition has been integrated for a complete full year, it goes into organic numbers. So you can see the growth rate on organic basis shows that revenue grows at 46% over the full year. Including acquisitions, it’s 144%, including, of course, Rainbow, which is a big chunk off of 2004.

And if you look at our EPS CAGR, I’m going from three cents, again, not including the fully taxed and non acquisition related items. Going from three cents to a $1.23 EPS CAGR of 236% total leveraging the revenue growth and slightly large profits of the company.

So, under the assumption that after the first full year because of product landscape integrated and it’s very difficult to track acquisitions going out over a long period of time, their product lines just to get integrated after the first full year with the organic versus acquisition combined company of acquisition growth is, and then that markets the fact, the combined company operating history.

So Tony, will now talk about what the combined company is going to look like.

Anthony Caputo - Chairman, and CEO — SafeNet Inc.

So as Carole just said, we believe that this growth story that you saw is strong and it’s likely to continue. It’s going to continue because the combined organization is going to be a very strong organization. There’s an experienced management team in both companies that has successfully integrated acquisitions in the past. One of the key scale items that we gave through this transaction, is, for example, an R&D team of approximately 300 people.

So we’re going to grow now and in the near term future because the products that we’re bringing together make sense from a customer point of view. But looking forward, we are going to have approximately 300 people developing new products; therefore our customers are going to be able to expect a very consistent and rapid flow of new product and productions over the coming years.

And those introductions combined with a distribution capability that, as of today, we have combined 223 people, gives us the ability to reach customers with new products and support them going forward. There is, within the company as I mentioned a history of integrating acquisitions effectively. This is a large acquisition for SafeNet, however, we are confident that we are going to be able to integrate it very well, primarily because we’ve done it before.

We use a process this time similar to the process we used last time that has three milestones, the announcement, the closing, and then the completion of integration. And between announcing and closing, we basically did plan, and you see the items on the screen here that are the planning process. And then after closing, we execute on the plans that have already been put in place.

The process that we use is a full time integration management office staffed by executives from both companies, as well as outside full time consultants. They run the process of the integration on the direction of the steering committee which will be led by Walt Straub and I. And they focus on the specific areas of integration that are needed with key members from both companies in each of the areas, as well as the areas where synergies are to begin.

This process is the same process we used a year ago when we acquired Cylink. And it was actually much more difficult than this one. Cylink was a company that was financially in trouble, so we had to move quickly but carefully. We stated a goal of removing operating expense from the combined company of 28% of the total and we actually removed 30%.

We stated head count goals and we actually exceeded the head count reduction goals and completed the integration on time. And during that period of time when we did integration, we combined the product offerings into the offerings you saw a few minutes ago, which resulted into the Cylink revenue turning around from a declining trend into the trend, which is now upward.

So we’re very confident that this process will work again this year. And in summary, we see this combination as one which will accelerate growth in the important government market, which is where the spending is taking place today. And which where the spending will accelerate mid decade as the Cryptographic Modernization Program comes in. One that gives us important new products like an SSL VPN appliance that is ready to go to market and then a high growth business in digital rights management that will only grow in time as people recognize the value of protecting intellectual property.

These new growth areas are going to fit into the existing SafeNet organization and distribution platform, so we don’t have to remake a company here. We bring new technologies into a proven, existing platform, resulting in substantial scale which will drive profits, as well as growth, and give us the opportunity to grow into the future because of our ability to serve customers better than our commitments.

And that’s the reason behind the transaction, we appreciate your interest today, and we’d be happy to try and answer questions if there are any.